SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2010

Commission File Number:   333-13944

MAHANAGAR TELEPHONE NIGAM LIMITED
 (Name of Registrant)

12th Floor, Jeevan Bharati Tower-1, 124 Connaught Circus
New Delhi 110 001,  India
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Mahanagar Telephone (MTNL)

TABLE OF CONTENTS
Exhibit

99.1	Limited Review of Unaudited Financial Results for Quarter ended December 31, 2009, as submitted by letter, dated February 26, 2010, to the stock exchanges pursuant to listing agreements..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mahanagar Telephone Nigam Limited (Registrant)

By:	/s/ S. R. Sayal
Name: S. R. Sayal
Title: Company Secretary

Date:  March 2, 2010